October 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-267725) of Plains All American Pipeline, L.P. (the “Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern Time, on Tuesday, October 18, 2022, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling David Oelman at (713) 758-3708 or Alan Beck at (713) 758-3638.

If you need additional information, please contact me at (713) 646-4100.

Very truly yours,

Plains All American Pipeline, L.P.

By:	PAA GP LLC, its general partner

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	Plains GP Holdings, L.P., its sole member

By:	PAA GP Holdings LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary

Plains All American GP LLC, General Partner of Plains AAP, L.P., the Sole Member of

PAA GP LLC, the General Partner of Plains All American Pipeline, L.P.

333 Clay Street, Suite 1600 (77002) ▪ P.O. Box 4648 ▪ Houston, Texas 77210-4648 ▪ 713-646-4100